Exhibit 4.1

Kulicke & Soffa Industries Inc. 1005 Virginia Drive Fort Washington, PA 19034 USA

215-784-6000 phone

215-659-7588 fax

www.kns.com

January 2, 2007

«First_Name» «Last_Name»

«Location»

Dear «First_Name»,

This letter is to outline the provisions of a “retention award” being offered to you by K&S. Since last November, following the announcement that Kulicke & Soffa had acquired Alphasem, K&S has worked diligently to understand the business, the needs of employees, and what it is required to successfully integrate the die bonder business and people with K&S. We quickly recognized that a critical element for the business to operate successfully, for Discovery development to progress on schedule, and for current product revenue to continue, is to retain Alphasem employees who support these activities and have each person’s full dedication to the company.

The first step we took to keep the Alphasem team together was to announce in November that there will be no reduction in compensation and benefit value following the acquisition, that employees will become participants in the K&S Incentive or Success Share plans, and that merit increases would be awarded in January.

In addition to the actions noted above, we want to show our commitment by offering an additional incentive for you to remain with the company during this critical time frame.

Effective today, you are awarded «# » stock options at an option price of US$8.43. This one-time grant will vest 100% in one year, effective January 2, 2008.

The Alphasem program is administered by Fidelity Investments. In order for Fidelity to administer your options, K&S will provide Fidelity with data that includes your name, date of hire, and birth date. Your signature on this letter is required by January 11, 2007 and will be automatic approval for us to transmit the above information to Fidelity.

Within the next several weeks of Fidelity receiving this data, you will receive a Welcome Kit with instructions for registering via the internet. Once registered, you will be able to view your personalized grant summary online. This will provide you with such details as grant price, number of options, vesting schedule, etc. Upon vesting, your options can be exercised through Fidelity. This can be done either through their Internet site or via telephone. Your Welcome Kit will provide toll free phone numbers.

All unexercised options from this grant will expire on January 2, 2017.

The terms and condition of this stock option award are set forth in the Alphasem Stock Plan document that will be provided to you.

Key Features:

•

In the event of termination of employment by either the employee or the Company (except for cause), unvested options will be forfeit immediately. Vested options will be exercisable for the earlier of three months following termination or the expiration date of the option.

•

In the event of termination of employment and the employee meets the requirement of a minimum of 50 years of age and three years of service (the total of which equals 60 or greater), all options will be vested immediately and exercisable for the earlier of one year or the expiration date of the option.

•	Change of Control – all options become fully vested and exercisable upon Change of Control.

Michael G. Lutz

Chief Human Resources Officer

Employee Signature:	Date: